Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED 31 JANUARY 2015

Oxford, UK, 6 May 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the fiscal year ended 31 January 2015.

Dr Frank Armstrong, Non-Executive Chairman of Summit commented: “It has been a year of substantial progress that has seen Summit’s lead product candidates for the treatment of DMD and CDI progress into clinical trials in patients, expansion of our operations into the United States and receipt of strong financial backing from new and existing investors that culminated in the successful offering on NASDAQ. It is my belief that Summit is well placed to achieve a number of key clinical milestones in the coming year as we seek to establish the potential of our two programmes as potential life-changing treatments.”

HIGHLIGHTS

DUCHENNE MUSCULAR DYSTROPHY PROGRAMME

•	Completion of first DMD patient Phase 1b clinical trial of a utrophin modulator therapy with SMT C1100 shown to be well tolerated at all doses tested.

•	Potential SMT C1100 activity in Phase 1b clinical trial with statistically significant reduction observed in the levels of three enzymes associated with muscle damage.

•	Initiation of new Phase 1b clinical trial of SMT C1100 to evaluate impact of modified diet in DMD patients; all patients enrolled and dosing on-going with top-line data expected to be reported in Q3 2015.

•	Plan to initiate Phase 2 open label clinical trial of SMT C1100 in H2 2015 and randomised placebo controlled Phase 2 clinical trial of SMT C1100 in early 2016.

C. DIFFICILE INFECTION PROGRAMME

•	Phase 2 proof of concept clinical trial on-going in US and Canada with enrolment and dosing of patients underway; top line data expected in H2 2015.

•	SMT19969 designated as a Qualified Infectious Disease Product (‘QIDP’) by the US Food and Drug Administration.

•	£1.9 million milestone payment received as part of the Wellcome Trust Translational Award.

OPERATIONAL HIGHLIGHTS

•	Strengthening of Board of Directors and Executive Management, including the appointment of Mr Erik Ostrowski as Chief Financial Officer.

•	US operations established through opening of Cambridge, Massachusetts office.

•	Change of registered name to Summit Therapeutics plc in February 2015.

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 31 January 2015 of £11.3 million compared to £2.0 million at 31 January 2014.

•	£22.0 million (£20.5 million net of costs) financing through issue of new Ordinary Shares completed in March 2014.

•	Loss for the year ended 31 January 2015 of £11.3 million compared to £6.1 million for the year ended 31 January 2014.

NASDAQ INITIAL PUBLIC OFFERING

•	Initial public offering of American Depositary Shares in the United States and listing on the NASDAQ Global Market completed in March 2015 (post period end).

•	Gross proceeds of $39.3 million (£25.8 million) raised.

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the fiscal year ended 31 January 2015 today at 1:00pm BST / 8:00am EST. To participate in the conference call please dial +44 (0)20 7136 2055 (UK and international participants) or +1 718 354 1158 (US local number) and use the conference confirmation code 5108710. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

- END -

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about clinical development of our product candidates, the timing of clinical results and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

CHAIRMAN’S STATEMENT

I am pleased to report that it has been a year of substantial progress that has seen Summit’s lead product candidates progress into clinical trials in patients, expansion of our operations into the United States and receipt of strong financial backing from investors that culminated in the successful NASDAQ initial public offering.

It is my belief that Summit is in a strong position to achieve a number of key clinical milestones in the coming year that have the potential to benefit patients and their families, along with our shareholders.

Programmes

Our novel utrophin modulation programme for the treatment of Duchenne muscular dystrophy (‘DMD’) provides Summit with the opportunity to treat all patients with this devastating muscle wasting condition. Utrophin modulation is a scientific approach that has the potential to slow or even stop progression of DMD and would be applicable to all DMD patients, regardless of the underlying genetic faults. It would also potentially be complementary to other disease modifying approaches in development that only target small sub-sets of DMD patients.

We are seeking to capitalise on this opportunity by developing a pipeline of utrophin modulator drugs. Summit has an established leadership position in this field of research, strengthened through our strategic alliance with the University of Oxford. This includes the research team of co-founder and scientific adviser Professor Kay Davies who pioneered utrophin modulation as a DMD treatment approach.

Our strategic ambition for the DMD programme is to independently develop a utrophin modulator drug through clinical trials and, if successful, commercialise it ourselves in the United States and Europe. We believe this is achievable as DMD is an orphan disease with a concentrated network of clinicians and patient advocacy groups that gives us the ability to retain the commercial value of this promising therapeutic approach.

Our lead utrophin modulator, SMT C1100, progressed into clinical trials in patients during 2014. Further clinical data is anticipated during 2015 as we work towards commencing a Phase 2 proof of concept efficacy trial that will seek to validate the potential of utrophin modulation as a new treatment paradigm for all DMD patients. Our earlier-stage pipeline continues to advance in parallel as we seek to identify second and future generation utrophin based therapies in order to maintain our leadership position in this research field.

Our novel antibiotic SMT19969 for the treatment of C. difficile infection (‘CDI’) has the potential to address another healthcare threat that is poorly served by current treatments. In 2014 an investigational new drug application (‘IND’) in the US was opened for SMT19969. SMT19969 has progressed into a Phase 2 proof of concept trial and with enrolment and dosing on-going, top-line data is expected to be reported in the second half of 2015. In addition, a separate open label Phase 2 trial is being undertaken that we anticipate will inform our future clinical development plans for this novel antibiotic.

Our strategic objective with SMT19969 is to maximise its commercial potential either independently or through establishing collaboration partnerships. The board of directors will continue to evaluate the relative merits of these options and seek to provide the greatest value for patients and our shareholders.

Operational

We were pleased to complete our NASDAQ initial public offering in March 2015. The offering has provided the Company with additional funds and increased access to a wider network of specialist healthcare investors. This new capital has enhanced our immediate ability to advance the development of our two product candidates and our earlier stage pipeline of utrophin modulators. The NASDAQ listing also complements our listing on AIM, a market of the London Stock Exchange.

The Company expanded during the year to support the progression of our two clinical programmes. We now have operations in the United States through our office in Cambridge, Massachusetts. This physical presence in the United States will support greater interactions with academic, clinical and business leaders in our two areas of therapeutic development. The operations team in the UK and US continues to be strengthened to support our efforts of reaching key inflection points in our two programmes. In February 2015, the Company changed its name to Summit Therapeutics plc. This new name directly references our sector of business and I believe will help increase our profile and marketability with investors and the wider life sciences industry.

Board Update

I was pleased to welcome a number of new faces to the Board of Directors with Mr Leopoldo Zambeletti, Ms Valerie Andrews and Mr David Wurzer joining as Non-Executive Directors. They each have a wealth of experience in the global life sciences industry and will be of great assistance as we pursue our business strategy. In addition, Mr Jim Mellon stepped down from the Board, and I would like to thank him for his efforts during his time as a Non-Executive Director.

Summary & Outlook

The Company has made good progress and is well positioned to achieve a number of important clinical milestones over the coming year. I would like to thank all our shareholders for their continued support, which has been essential in the advancement of our two programmes. I would also like to thank all the patients and their families, and the doctors and nurses, who have been involved in our various clinical trials. Finally, I would like to thank all our staff for their continued dedication and commitment that has enabled the Company to progress over the last year. We are all excited about our future prospects as we look to meet the needs of patients and their families affected by two serious diseases.

Frank Armstrong, FRCPE, FFPM

Non-Executive Chairman

6 May 2015

OPERATIONAL REVIEW

It has been a period of significant progress across all areas of the business. Summit’s utrophin modulation programme for the treatment of Duchenne muscular dystrophy (‘DMD’) and novel antibiotic for the treatment of C. difficile infection (‘CDI’) have each advanced into patient clinical trials. The Company also achieved a significant milestone following the completion of a US initial public offering (‘IPO’) of shares on NASDAQ. This IPO has strengthened the financial resources of the Company and will support its future clinical development plans as Summit seeks to exploit the promise of its DMD and CDI programmes.

Summit Overview

Summit is seeking to treat all boys afflicted with the fatal disease Duchenne muscular dystrophy (‘DMD’) using its pioneering utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat Clostridium difficile infection (‘CDI’).

Summit’s DMD utrophin modulation programme is a treatment approach that is independent of the underlying mutations in the dystrophin gene that cause the disease and so has the potential to address the entire population of DMD patients. Summit has established a leadership position in the field of utrophin modulation. Summit is currently evaluating its most advanced product candidate, SMT C1100, in clinical trials in DMD patients and, in parallel, Summit is also developing an earlier stage pipeline of second and future generation utrophin modulators.

Summit’s CDI therapy in clinical development is SMT19969, an orally administered small molecule antibiotic. SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora of patients, and thereby reduce CDI recurrence rates, the key clinical issue in this disease.

Nasdaq Listing And Equity Offering

Summit successfully completed a US initial public offering on the NASDAQ Global Market issuing 3,967,500 American Depositary Shares (‘ADSs’) at an offering price of $9.90 per ADS in March 2015. Total gross proceeds were $39.3 million (£25.8 million). Each ADS represents five Ordinary Shares of 1 pence each in the capital of the Company. The ADSs trade on NASDAQ under the symbol ‘SMMT’ and this listing complements the listing of the Company’s Ordinary Shares on AIM, a market of the London Stock Exchange, that trade under the symbol ‘SUMM’.

The NASDAQ listing was an important strategic event for Summit. The Company believes that it will provide greater access to the large number of specialist healthcare investors in the US, as well as increase liquidity in the trading of its shares.

The funds raised in the US IPO have strengthened the financial position of the Company and will support the on-going clinical development of its lead product candidates, SMT C1100 and SMT19969. The additional funds will also support the parallel development of its pipeline of future generation utrophin modulators as the Company seeks to maintain its leadership position in this field of DMD research.

Duchenne Muscular Dystrophy Programme

Background

DMD is the most common and most severe form of muscular dystrophy. The disease predominately affects males and results in the progressive wasting of muscles throughout the body. DMD typically results in death by the time patients reach their late twenties. Patients with DMD are unable to produce dystrophin, a protein essential for maintaining healthy muscle function.

Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin. Utrophin plays an active role in the development of new muscle fibres, both in foetal development and in the repair of damaged muscle fibres. Utrophin production is switched off in mature muscle fibres and replaced by production of dystrophin. Utrophin modulation has the potential to maintain the production of utrophin in all skeletal muscles, including the diaphragm, and the heart to compensate for the absence of functional dystrophin in DMD patients and so restore and maintain healthy muscle function. A key benefit of utrophin modulation is that it is independent of the underlying genetic fault in the dystrophin gene and so has the potential to treat the entire patient population.

SMT C1100 Clinical Trial Activities

Initial Phase 1b Clinical Trial in DMD Patients

SMT C1100 is an orally administered small molecule. In 2014, the Company completed a Phase 1b trial of SMT C1100 which was the first trial of a utrophin modulator to be conducted in DMD patients. This Phase 1b trial achieved its primary endpoint with SMT C1100 shown to be well tolerated at all doses tested. In addition, there was an excellent rate of patient compliance.

The Phase 1b was a non-placebo controlled trial that reported results that the Company believe are encouraging about the disease-modifying potential of SMT C1100. The trial enrolled a total of 12 boys with DMD who were between the ages of 5 and 11 years old. After 10 days of dosing, a reduction was observed in the enzymes creatine kinase (‘CK’), asparate aminotransferase (‘AST’) and alanine aminotransferase (‘ALT’). The levels of these three enzymes are typically low in healthy people but elevated in DMD patients due to the disease weakening their muscle cells and leads to the accumulation of the enzymes in the blood. When dosed with SMT C1100, there was a reduction in CK (10/11 patients), AST (11/12 patients) and ALT (12/12 patients). After dosing, the enzyme levels increased towards pre-dose levels. Summit believes that the lower levels of CK, AST and ALT compared to baseline potentially indicate a reduction in muscle damage and may be evidence of SMT C1100 activity.

These encouraging enzyme data on SMT C1100 were achieved with levels of drug uptake in the majority of patients that we believe can be improved on. In a Phase 1 healthy volunteer trial completed in 2012, higher blood plasma levels of SMT C1100 were achieved when the drug was dosed with food. In the Phase 1b trial, despite being administered with food, there was variability between patients with the majority having plasma levels that were similar to those of a fasted healthy volunteer. Initial evidence suggests that this may be due to the difference in diet of DMD patients and other disease related factors.

Phase 1b Modified Diet Clinical Trial

In December 2014, Summit received approval from the UK regulatory and ethics committee to initiate a new Phase 1b clinical trial in DMD patients. This new trial is a randomised, placebo controlled study that aims to increase the blood plasma levels of SMT C1100 compared to those observed in the previous open label Phase 1b trial by providing patients with specific dietary guidance recommending balanced proportions of fat, protein and carbohydrates. The trial is also evaluating the potential impact of SMT C1100 on enzyme biomarkers that are related to muscle health, and further evaluating the safety and tolerability of the drug.

The trial is now fully enrolled with 12 DMD patients between the ages of 5 and 13 years divided equally into three cohorts. The trial comprises three randomised 14-day treatment periods during which each patient will receive two different doses of SMT C1100 and a placebo control. There is a wash-out period of at least 14 days between each of the three treatment periods.

Summit expects to report top-line data from this trial in the third quarter of 2015.

Future Clinical Trial Plans

If the Phase 1b modified diet trial is successful, Summit plans to initiate a Phase 2 open label trial in DMD patients designed to evaluate the longer-term effects of SMT C1100 on muscle health, function and safety. The Company’s objective is to obtain regulatory approval for the Phase 2 open label trial in parallel with the on-going Phase 1b trial to minimise the time between completion and commencement of the two studies. Summit also plans to conduct a larger, multinational Phase 2 placebo controlled trial that is expected to include sites in the United States and Europe.

Second and Future Generation Utrophin Modulators

Summit is also developing a pipeline of second and future generation utrophin modulators as part of the Company’s strategy to maintain its leadership position in the field of utrophin research. The second generation molecules are structurally related to SMT C1100, but are designed to have more favourable pharmacokinetic properties to achieve higher drug uptake. At the 19th World Muscle Society Congress, new preclinical data was unveiled on the second generation molecules, which demonstrated that they had a positive benefit on utrophin protein expression and muscle function and health.

C. difficile Infection Programme

SMT19969 is a novel antibiotic being evaluated in patient clinical trials for the treatment of infections caused by the bacteria Clostridium difficile. SMT19969 is a novel class of antibiotic and is designed to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates.

SMT19969 Clinical Trial Activities

In 2014, Summit opened an investigational new drug application and commenced a Phase 2 proof of concept clinical trial. This trial, named CoDIFy, is a double-blind, randomised active control trial evaluating the efficacy of SMT19969 against the current standard of care, the antibiotic vancomycin. CoDIFy is being conducted in the US and Canada and will enrol up to 100 patients with half the patients receiving ten days of dosing with SMT19969, and the remaining patients receiving ten days of dosing with vancomycin.

The primary endpoint of the trial is sustained clinical response that is defined as clinical cure based on the resolution of diarrhoea at the test of cure visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The trial will examine a number of secondary endpoints including the safety and tolerability of SMT19969, and the impact of the antibiotic on the gut flora of patients. Top-line results from this trial are expected to be reported in the second half of 2015.

In addition to the Phase 2 proof of concept trial, Summit has commenced dosing in an exploratory, open-label Phase 2 clinical trial that is evaluating SMT19969 against the recently launched antibiotic fidaxomicin. This trial, being conducted in the UK, will generate further data intended to inform the design of future Phase 3 clinical trials of SMT19969. It is expected that top-line data from this trial will be reported in the first half of 2016.

QIDP Status and Patent Grant

In July 2014 SMT19969 was designated by the US Food and Drug Administration (‘FDA’) as a qualified infectious disease product (‘QIDP’). This status recognises the serious threat posed by specific life-threatening pathogens, including C. difficile, and will confer a number of advantages that are intended to accelerate the development of new antibiotics. These include eligibility of Priority Review and Fast Track status and, if SMT19969 receives marketing approval from the FDA, a five year extension of market exclusivity. The QIDP incentives are provided under the Generating Antibiotics Incentives Now Act (‘GAIN Act’) that was signed into law by the US Government in 2012.

A key patent protecting the use of SMT19969 in the treatment of CDI was issued by the US Patent and trademark Office post the year end.

Preclinical Activities

Positive data from a series of preclinical in vivo and in vitro efficacy studies were presented at the 54th ICAAC Conference in September 2014. The results show that SMT19969 demonstrated superiority over vancomycin by providing increased survival rates and prevention of recurrent disease, displaying superior C. difficile killing, and reduced toxin production.

Commenting on the data and profile of SMT19969, infectious disease expert and hospital epidemiologist Dale Gerding MD, Professor of Medicine at Loyola University Stritch School of Medicine, said, “C. difficile infection is associated with high levels of recurrent disease and, to reduce this, it is imperative that antibiotics which minimise impact on the natural bacterial flora of the gut are used. The gut flora and its protective role are typically disrupted in CDI patients. Antibiotics that have a targeted spectrum of activity, such as SMT19969, could allow restoration of the protective flora to happen sooner and so reduce disease recurrence. The results on SMT19969 are encouraging, and it warrants further evaluation in patient clinical trials.”

The development of SMT19969 continues to be supported by a £4.0 million Wellcome Trust Translational Award through to completion of the Phase 2 proof of concept clinical trial.

Operational Update

In June 2014 Summit established US operations with the opening of an office in Cambridge, Massachusetts. This expansion is intended to help support both clinical programmes, as each will have a significant proportion of their development undertaken in North America.

The operational and clinical development team has also been strengthened. Notably, Mr Erik Ostrowski was appointed the Company’s Chief Financial Officer in June 2014. Prior to joining Summit, Erik held a senior management position with the biotechnology company Organogenesis. He also had a successful career in healthcare investment banking, most recently with Leerink Partners. Erik works out of the Company’s US office.

In February 2015, the Company received authority from shareholders to enable a change of registered name from Summit Corporation plc to Summit Therapeutics plc. The new identity directly references the Company’s area of business and the Company believes will help increase the marketability of the Company amongst specialist healthcare investors and improve its visibility within the wider life sciences industry.

Board Changes

There have also been a number of changes to the Board of Directors. Mr Leopoldo Zambeletti was appointed as a Non-Executive Director in May 2014. He is a highly respected and experienced investment banker and brings expertise in a range of areas, including mergers and acquisitions, equity financings, and product out-licensing. Ms Valerie Andrews joined the Board in September 2014 as a Non-Executive Director. She brings a broad set of commercial and legal skills from a career in the healthcare and life sciences industry that included most recently serving as General Counsel for the NASDAQ listed company Vertex Pharmaceuticals Inc. In February 2015, Mr David Wurzer was appointed to the Board as a Non-Executive Director and brings extensive experience in financial and business matters related to the pharmaceutical and biotechnology industries having held a number of senior executive and board level positions. Ms Andrews and Mr Wurzer are both based in the US. Mr Jim Mellon stepped down as a Non-Executive Director in December 2014 due to the pressure of his other work responsibilities.

FINANCIAL REVIEW

Other Operating Income

Other operating income increased by 16.5%, to £2.1 million during the year ended 31 January 2015 from £1.8 million for the year ended 31 January 2014. The £2.1 million in other operating income was comprised of £1.2 million in respect of income recognised from the Wellcome Trust in support of the CDI clinical programme and £0.9 million recognised in respect of funding received from Innovate UK (formerly the Technology Strategy Board) to support the development of our lead utrophin modulator SMT C1100.

There were no new sources of other operating income during the year.

Research and Development Expenditure

Research and development expenses increased by £3.8 million, or 57.6%, to £10.4 million for the year ended 31 January 2015 from £6.6 million for the year ended 31 January 2014. This was primarily due to investment in the DMD programme, which increased by £1.8 million to £4.7 million from £2.9 million for the year ended 31 January 2014, and investment in the CDI programme which increased by £1.1 million to £3.2 million from £2.1 million for the year ended 31 January 2014. Other research and development expenses increased by £0.9 million during the period which is attributable to an increase in headcount within the DMD and CDI project teams.

General and Administration Expenditure

General and administration expenses increased by £2.5 million, or 128.7%, to £4.4 million for the year ended January 31, 2015 from £1.9 million for the year ended 31 January 2014. This increase included £0.7 million in milestone payments made to two US DMD patient groups as part of funding agreements entered into with these patient groups, an increase in staff related costs of £1.0 million, an increase of £0.5 million in share-based payment expense and a £0.3 million increase in legal and professional expenses.

Taxation

Our research and development tax credit increased by £0.7 million, or 113.7%, to £1.3 million for the year ended 31 January 2015 from £0.6 million for the year ended 31 January 2014. This was as a result of increased expenditure on research and development and a related increase in our research and development tax credit.

Losses

Loss before income tax was £12.7 million (2013/14: £6.7 million). Net loss for the year was £11.3 million (2013/14: £6.1 million) and 29 pence per share (2013/14: 30 pence per share) (adjusted for the share consolidation).

Cash Flows

The Group had a net cash inflow of £9.2 million for the year ended 31 January 2015 as compared to a net cash outflow of £1.3 million for the previous year.

Net cash used by operating activities increased by £5.4 million to £11.3 million for the year ended 31 January 2015 compared to £5.9 million for the year ended 31 January 2014. This was driven by an increase in research and development investment, as well as an overall increase in general and administration costs. Research and development tax credits received during the year increased by £0.3 million to £0.6 million.

Net cash inflow from financing activities increased by £16.0 million to £20.5 million for the year ended 31 January 2015 due to the receipt of net proceeds of £20.5 million from an equity placing completed in March 2014.

Financial Position

As at 31 January 2015, total cash and cash equivalents held were £11.3 million (2014: £2.0 million).

Headcount

Average headcount of the Group for the year was 23 (2014: 17). The increase in headcount is attributable to the increased activities within the DMD and CDI programmes and the establishment of the US office.

Share Capital

On 4 March 2014 the number of Ordinary Shares in issue increased to 821,228,226 following the placing of 338,461,560 1p Ordinary Shares. The equity placing raised net proceeds of £20.5 million.

During the period the Company completed a share capital reorganisation. This reduced the number of Ordinary Shares in issue through a 20 for 1 consolidation, a capital reduction with the cancellation of all Deferred Shares, and the reduction of the Company’s share premium account. On 3 July 2014, prior to the share consolidation, 14 new Ordinary Shares of 1p value were issued to ensure that the number of shares in issue was exactly divisible by 20. The share consolidation took place on 3 July 2014 and resulted in the issued ordinary share capital totalling 41,061,412 shares of 1p each.

On 28 October 2014, the number of Ordinary Shares in issue increased to 41,117,697 following the exercise of 56,285 share options. The exercise of options raised net proceeds of £0.03 million.

Post Period Events

The Company’s financial position was significantly strengthened post the period under review. On 5 March 2015 the Company announced a US initial public offering on the NASDAQ Global Market issuing 3,450,000 American Depositary Shares (‘ADSs’) at a price of $9.90 per ADS. On 18 March 2015, the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADSs on the same terms. Total gross proceeds of $39.3 million (£25.8 million) were raised. Each ADS represents five Ordinary Shares, thus 19,837,500 Ordinary Shares were issued, which increased the issued share capital to 60,955,197 Ordinary Shares of 1p value.

SUMMARY

This has been an important period that leaves the Company well positioned to deliver a number of key clinical development milestones. Looking forward Summit expects to report top-line data from our Phase 1b Modified Diet clinical trial of SMT C1100 in DMD patients in the third quarter of 2015, and top-line data from the Phase 2 proof of concept trial of SMT19969 in CDI in the second half of 2015.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (audited)

For the year ended 31 January 2015

		Year ended 31 January 2015	Year ended 31 January 2015	Year ended 31 January 2014
	Note	$000s	£000s	£000s
Other operating income (a)	3	3,228	2,148	1,844
Operating expenses
Research and development (b)	3	(15,653)	(10,417)	(6,611)
General and administration (b)	3	(6,675)	(4,442)	(1,942)

Total operating expenses		(22,328)	(14,859)	(8,553)

Operating loss		(19,100)	(12,711)	(6,709)
Finance income		77	51	9

Loss before income tax	3	(19,023)	(12,660)	(6,700)
Income tax		1,949	1,297	607

Loss for the year		(17,074)	(11,363)	(6,093)

Loss for the year attributable to owners of the parent		(17,074)	(11,363)	(6,093)

Other comprehensive losses
Exchange differences on translating foreign operations		93	62	—

Total comprehensive loss for the year attributable to owners of the parent		(16,981)	(11,301)	(6,093)

Basic and diluted loss per Ordinary Share from continuing operations (post consolidation and subdivision) (c)		(44)cents	(29)pence	(30)pence

(a)	As discussed in Note 2, the Group reclassified £1,375,000 from ‘revenue’ to ‘other operating income’ for the year ended 31 January 2014. This change had no effect on the Group’s operating loss or loss for that year.
(b)	The Group has reclassified costs previously disclosed separately on the face of the Consolidated Statement of Comprehensive Income to ‘general and administration’ and ‘research and development’ expense lines as appropriate. See Note 3.
(c)	Basic and diluted loss per Ordinary Share from continuing operations have been adjusted retrospectively to reflect the effect of the share consolidation and subdivision on 3 July 2014 (Note 4).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 January 2015

	Three months ended 31 January 2015	Three months ended 31 January 2015	Three months ended 31 January 2014
	$000s	£000s	£000s
Other operating income	817	544	461
Operating expenses
Research and development	(4,170)	(2,775)	(2,245)
General and administration	(1,965)	(1,308)	(622)

Total operating expenses	(6,135)	(4,083)	(2,867)

Operating loss	(5,318)	(3,539)	(2,406)
Finance income	15	10	2

Loss before income tax	(5,303)	(3,529)	(2,404)
Income tax	780	519	128

Loss for the period	(4,523)	(3,010)	(2,276)

Loss for the period attributable to owners of the parent	(4,523)	(3,010)	(2,276)

Other comprehensive losses
Exchange differences on translating foreign operations	81	54	—

Total comprehensive loss for the period attributable to owners of the parent	(4,442)	(2,956)	(2,276)

Basic and diluted loss per Ordinary Share from continuing operations (post consolidation and subdivision)	(11)cents	(7)pence	(10)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (audited)

As at 31 January 2015

	31 January 2015	31 January 2015	31 January 2014
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	998	664	664
Intangible assets	5,234	3,483	3,493
Property, plant and equipment	83	55	43

	6,315	4,202	4,200
Current assets
Trade and other receivables	3,952	2,630	431
Current tax	1,952	1,299	634
Cash and cash equivalents	16,927	11,265	2,030

	22,831	15,194	3,095

Total assets	29,146	19,396	7,295

LIABILITIES
Non-current liabilities

Deferred tax	(998)	(664)	(664)

	(998)	(664)	(664)
Current liabilities

Trade and other payables	(5,592)	(3,721)	(1,852)
Provisions for other liabilities and charges	(68)	(45)	(17)

	(5,660)	(3,766)	(1,869)

Total liabilities	(6,658)	(4,430)	(2,533)

Net assets	22,488	14,966	4,762

EQUITY
Share capital	618	411	10,075
Share premium account	36,214	24,101	40,177
Share-based payment reserve	3,902	2,597	1,636
Merger reserve	(2,920)	(1,943)	(1,943)
Special reserve	30,041	19,993	—
Currency translation reserve	93	62	—
Accumulated losses reserve	(45,460)	(30,255)	(45,183)

Total equity attributable to the equity shareholders of the Parent	22,488	14,966	4,762

CONSOLIDATED STATEMENT OF CASH FLOWS (audited)

For the year ended 31 January 2015

		Year ended 31 January 2015	Year ended 31 January 2015	Year ended 31 January 2014
	Note	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	3	(19,023)	(12,660)	(6,700)

		(19,023)	(12,660)	(6,700)
Adjusted for:
Finance income		(77)	(51)	(9)
Foreign exchange loss		117	78	18
Depreciation		35	23	17
Amortisation of intangible fixed assets		15	10	9
Profit on disposal of property, plant and equipment		—	—	(14)
Movement in provisions		42	28	(133)
Research and development expenditure credit		(59)	(39)	(29)
Share-based payment		1,444	961	226

Adjusted loss from operations before changes in working capital and provisions		(17,506)	(11,650)	(6,615)
Increase in trade and other receivables		(3,306)	(2,200)	(65)
Increase in trade and other payables		2,806	1,867	465

Cash used by operations		(18,006)	(11,983)	(6,215)
Taxation received		989	658	346

Net cash used in operating activities		(17,017)	(11,325)	(5,869)

Investing activities
Proceeds from disposal of property, plant and equipment		—	—	102
Purchase of property, plant and equipment		(53)	(35)	(37)
Purchase of intangible assets		—	—	(10)
Interest received		77	51	9

Net cash generated by / (used in) investing activities		24	16	64

Financing activities
Proceeds from issue of share capital		33,057	22,000	4,663
Transaction costs on share capital issued		(2,227)	(1,482)	(207)
Exercise of share options		39	26	—

Net cash generated from financing activities		30,869	20,544	4,456

Increase / (decrease) in cash and cash equivalents		13,876	9,235	(1,349)
Cash and cash equivalents at beginning of year		3,051	2,030	3,379

Cash and cash equivalents at end of year		16,927	11,265	2,030

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 January 2015

1. Basis of accounting

This financial information for the years ended 31 January 2015 and 31 January 2014 does not constitute the statutory financial statements for the respective years and is an extract from the financial statements. It is based on, and is consistent with, the Group’s statutory accounts for the year ended 31 January 2015 and those financial statements will be delivered to the Registrar of Companies following the Company’s 2015 Annual General Meeting. Financial statements for the year ended 31 January 2014 have been delivered to the Registrar of Companies. The auditors’ reports on the financial statements for the years ended 31 January 2015 and 31 January 2014 were unqualified and did not contain statements under Section 498 of the Companies Act 2006. The financial information in this report does not constitute statutory financial statement within the meaning of Sections 434-436 of the Companies Act 2006.

The financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations endorsed by the European Union and as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this preliminary announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

This announcement is available from the Company Secretary and is on the Company’s website.

The financial information for the three-month periods ended 31 January 2015 and 2014 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 January 2015 and in the Consolidated Income Statement and Consolidated Cash Flow Statement for the year and 3 months ended 31 January 2015 have been translated into US dollars at the rate on 30 January 2015 of $1.5026 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 6 May 2015.

2. Reclassification within the consolidated financial statements

In the preparation of the financial statements the Group determined £1,375,000 of income received in the year ended 31 January 2014 from philanthropic, non-government and not for profit organisations and patient advocacy groups, including income received from the Wellcome Trust, should be reclassified from revenue to other operating income. As described below, in our revised accounting policy for other operating income, we consider that such arrangements are most similar to government grants and, accordingly, this income is recognised as other operating income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”. This change is considered immaterial to the Consolidated Financial Statements taken as a whole and has no effect on the Group’s operating loss or loss for the year or for the comparative period.

3. Loss before income tax

	Year ended 31 January 2015 £000s	Year ended 31 January 2014 Restated £000s
Other operating income
Income recognised in respect of the Wellcome Trust	1,169	1,375
Grant income (a)	860	307
Other income (a)	79	133
Research and development expenditure credit	40	29

	2,148	1,844
Research and development
Employee benefit expense	1,690	868
Share-based payment expense	256	38
Programme related costs	7,869	5,013
Amortisation of intangible assets	10	9
Other research and development costs	592	683

	10,417	6,611
General and administration
Employee benefit expense	1,382	546
Share-based payment expense	705	188
Foreign exchange (gain)/loss	(91)	18
Depreciation of property, plant and equipment	23	17
Operating lease rentals	33	117
Other general and administration costs	2,390	1,056

	4,442	1,942

(a)	Included in other income are amounts recognised from the arrangements with philanthropic, non-government and not for profit organisations and patient advocacy groups, in support of the DMD programme. Grant income includes amounts received from Innovate UK (formerly the Technology Strategy Board). The Group has complied with all the conditions attached to these awards.

4. Share capital

	Year ended 31 January 2015 £000s	Year ended 31 January 2014 £000s
Allotted, called up and fully paid
41,117,697 (2014: 482,766,686) Ordinary Shares of 1p each	411	4,828
Nil (2014: 524,702,133) Deferred Shares of 1p each	—	5,247

	411	10,075

On 4 March 2014 the number or Ordinary Shares in issue increased to 821,228,226 following the placing of 338,461,560 1p Ordinary Shares. The equity placing raised net proceeds of £20.5 million.

On 3 July 2014, the shareholders approved a consolidation and subdivision of the Company’s share capital as part of a share capital reorganisation. The capital reorganisation consisted of three elements: a consolidation of every 20 existing Ordinary Shares into one consolidated Ordinary Share followed by an immediate subdivision of each of those Ordinary Shares into one new Ordinary Share and 19 new Deferred Shares, and a capital reduction to cancel the existing and new Deferred Shares together with a reduction of the Company’s Share Premium Account.

As part of the share consolidation on 3 July 2014 the number of Ordinary Shares in issue increased to 821,228,240 following the issue of 14 Ordinary Shares of 1p each. These new shares were issued as part of the Capital Reorganisation to ensure the number of shares in issue was exactly divisible by 20.

The consolidation and subdivision took place on 3 July 2014 and resulted in the issued ordinary share capital of the Company consisting of 41,061,412 Ordinary Shares of 1p each. The cancellation of Deferred Shares and the reduction of the Company’s Share Premium Account took effect on 3 September 2014. At the same time, the Company’s Special Reserve was created and the Accumulated Losses Reserve was reduced by £26.3 million which was the Company’s accumulated losses to 3 July 2014. The Special Reserve does not represent realised profits of the Company and is treated as an undistributable reserve under UK law. This determination might change in future periods if and when allowed by UK law.

On 28 October 2014, the number of Ordinary Shares in issue increased to 41,117,697 following the exercise of 56,285 share options. The exercise of options raised net proceeds of £0.03 million.

All new Ordinary Shares issued rank pari passu with existing Ordinary Shares.

5. Post Balance Sheet Events

Listing on the NASDAQ Global Market

A General Meeting of shareholders, held on 19 February 2015 approved the proposed US Initial Public offering of American Depositary Shares (‘ADSs’) and listing on the NASDAQ Global Market.

On 5 March 2015 the Group announced an Initial Public Offering on the NASDAQ Global Market issuing 3,450,000 ADSs at a price of $9.90 per ADS. On 18 March 2015 the underwriters’ exercised in full their over-allotment option to purchase an additional 517,500 ADSs on the same terms. Each ADS represents five Ordinary Shares of 1p each in the capital of the Company, thus 19,837,500 Ordinary Shares were issued. Total gross proceeds of $39.3 million (£25.8 million) were raised.

Following the US Initial Public Offering the number of Ordinary Shares in issue was 60,955,197.

Share option exercise

On 23 March 2015, the number of Ordinary Shares in issue rose to 60,982,581 Ordinary Shares of 1p each following the exercise of options over 27,384 shares. The issue of shares raised net proceeds of £0.01 million.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

Company name change

On 19 February 2015 the Company changed its name from Summit Corporation plc to Summit Therapeutics plc.